Exhibit 12
Statements Regarding Computation of Ratios

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007		2006
Earnings:
Earnings (loss) from continuing operations before income taxes	$(43,705)	$(66,707)	$32,987	$70,665	$(13,824)		$(19,727)
Plus: Fixed charges	26,543	57,936	49,110	67,999	43,594		32,984

Total Earnings	$(17,162)	$(8,771)	$82,097	$138,664	$29,770		$13,257

Fixed Charges:
Interest expense	$8,752	$20,095	$5,942	$11,062	$10,507		$11,222
Amortization of debt expense	6,130	8,225	4,352	1,518	1,104		2,401
Rental expense attributed to interest (1/3)	11,661	29,616	38,816	55,419	31,983		19,361

Total Fixed Charges:	$26,543	$57,936	$49,110	$67,999	$43,594		$32,984

Ratio of earnings to fixed charges	(1)	(1)	1.67	2.04		(1)		(1)

(1)
Earnings for the year ended December 31, 2010, 2007 and 2006 and the three months ended March 31, 2011 were insufficient to cover fixed charges by $66.7 million, $13.8 million, $19.7 million and $43.7 million, respectively.